UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

Amendment No. 1

5V Inc.
(Name of Issuer)

Common Stock, par value $.0001 per share
(Title of Class of Securities)

None
(CUSIP Number)

August 24, 2012
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 ☐ Rule 13d-1(b)

 ☐ Rule 13d-1(c)

 ☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. None

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Plato Star Group Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With
	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0(1)

10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (11) 0%(1)

12.	Type of Reporting Person (See Instructions) OO

(1)
On August 24, 2012, pursuant to the terms and conditions of a Securities Purchase Agreement, dated August 24, 2012 (the "Purchase Agreement"), certain purchasing stockholders purchased an aggregate of 7,500,000 shares of Common Stock of 5V Inc. (the "Issuer") owned of record by Plato Star Group Limited ("PSGL"), Chi Wu and Yousan Su (collectively, the "Reporting Persons") for a per share purchase price of $0.033 per share.  As a result of the foregoing transaction, the Reporting Persons ceased to be the beneficial owners of any Common Stock of the Issuer.

CUSIP No. None

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Chi Wu

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With
	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0(2)

10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (11) 0%(2)

12.	Type of Reporting Person (See Instructions) IN

(2)
On August 24, 2012, pursuant to the terms and conditions of the Purchase Agreement, certain purchasing stockholders purchased an aggregate of 7,500,000 shares of the Issuer's Common Stock owned of record by the Reporting Persons for a per share purchase price of $0.033 per share.  As a result of the foregoing transaction, the Reporting Persons ceased to be the beneficial owners of any Common Stock of the Issuer.

CUSIP No. None

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Yousan Su

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization China

Number of Shares Beneficially Owned by Each Reporting Person With
	5.	Sole Voting Power

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0(3)(4)

10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (11) 0%(3)(4)

12.	Type of Reporting Person (See Instructions) IN

(3)
On September 23, 2011, Yousan Su purchased an aggregate of 3,750,000 shares of Common Stock from Ko-Hung Wang and China Gate Technology Co., Ltd. for an aggregate purchase price of $20,000. As a result of this transaction, Yousan Su beneficially owned an aggregate of 7,425,000 shares of the Issuer's Common Stock, representing 99% of the outstanding shares of Common Stock of the Issuer at the time of the purchase.

(4)
On August 24, 2012, pursuant to the terms and conditions of the Purchase Agreement, certain purchasing stockholders purchased an aggregate of 7,500,000 shares of the Issuer's Common Stock owned of record by the Reporting Persons for a per share purchase price of $0.033 per share.  As a result of the foregoing transaction, the Reporting Persons ceased to be the beneficial owners of any Common Stock of the Issuer.

Item 1.

(a)  The name of the issuer is 5V Inc. (the “Issuer”).
(b)  The principal executive office of the Issuer is located at 7th Floor, Tower B, Four Points Sheraton Hotel, Futian, Shenzhen, China.

Item 2.

(a) The names of the reporting persons are Plato Star Group Limited (“PSGL”), Chi Wu and Yousan Su (collectively, the “Reporting Persons”).

(b) The business address of PSGL and Yousan Su is Suite 2-901, Building 5, Beichen Green Garden, Beiyuan Road, Chaoyang District, Beijing, China 100107. The business address of Chi Wu is 745 E. Valley Blvd. #326, San Gabriel, CA 91776.

(c) PSGL is organized in British Virgin Islands. Chi Wu is a citizen of Canada. Yousan Su is a citizen of China.

(d) This Schedule 13G/A relates to the common stock, par value $.0001 per share (the “Common Stock”), of the Issuer.

(e) Not applicable.

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.  Ownership

On September 23, 2011, Yousan Su purchased an aggregate of 3,750,000 shares of Common Stock of the Issuer (the "Shares") from Ko-Hung Wang and China Gate Technology Co., Ltd. for an aggregate purchase price of $20,000. Upon purchasing the Shares, Yousan Su beneficially owned an aggregate of 7,425,000 shares of Common Stock of the Issuer, consisting of 3,750,000 shares of Common Stock owned of record by Yousan Sou and 3,675,000 shares of Common Stock owned of record by PSGL. Yousan Su is the owns 94% of the outstanding equity interests of PSGL and therefore may be deemed to beneficially own the shares of Common Stock owned of record by PSGL.

On August 24, 2012, pursuant to the terms and conditions of the Purchase Agreement, the Reporting Persons sold an aggregate of 7,500,000 shares of Common Stock of the Issuer to Jun Jiang and Xiong Wu (collectively, the "Purchasers") for an aggregate purchase price of $250,000. As a result of the closing of the transactions contemplated by the Purchase Agreement, the Reporting Persons neither own nor have the power to vote, dispose of, or direct the vote or disposition of the shares sold to Purchasers, representing 100% of the Issuer's outstanding shares of Common Stock as of the date hereof. Accordingly, the Reporting Persons have ceased to beneficially own any securities of the Issuer.

Item 5.  Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent o the class of securities, check the following ☒.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

To the knowledge of the Reporting Persons, the Purchasers are the only record owners of the 7,500,000 shares of Common Stock sold and no other person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such shares.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9.  Notice of Dissolution of Group

Not applicable.

Item 10.  Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 4, 2012	Plato Star Group Limited

	By:	/s/ Chi Wu
Chi Wu, President

/s/ Chi Wu
Chi Wu

/s/ Yousan Su
Yousan Su

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the shares of common stock, par value $0.0001 per share, of China Gate Acquisition Corp 1, and further agree that this Joint Filing Statement shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information in inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of September 4, 2012.

September 4, 2012	Plato Star Group Limited

	By:	/s/ Chi Wu
Chi Wu, President

/s/ Chi Wu
Chi Wu

/s/ Yousan Su
Yousan Su